Units
$10 principal amount per unit
CUSIP No.



Pricing Date*	November , 2015
Settlement Date*	November , 2015
Maturity Date*	November , 2018

*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

Accelerated Return Notes® Linked to the S&P Oil & Gas Exploration & Production Select Industry Index

- Maturity of approximately three years

- 3-to-1 upside exposure to increases in the Index, subject to a capped return of [58% to 62%]

- 1-to-1 downside exposure to decreases in the Index, with 100% of your investment at risk

- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

- No interest payments

- No listing on any securities exchange



The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" and "Additional Risk Factors" beginning on page TS-6 of this term sheet and "Risk Factors" beginning on page PS-6 of product supplement EQUITY INDICES ARN-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.10 and $9.70 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

_____

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

_____

	Per Unit	Total
Public offering price[(1)(2)]....................	$10.000	$
Underwriting discount[(1)(2)].................	$ 0.225	$
Proceeds, before expenses, to HSBC	$ 9.775	$

(1) For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.950 per unit and $0.175 per unit, respectively.

(2) For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.775 per unit and $0.000 per unit, respectively. See as well "Supplement to the Plan of Distribution."

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

November   , 2015

Summary

The Accelerated Return Notes® Linked to the S&P Oil & Gas Exploration & Production Select Industry Index, due November   , 2018 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the Market Measure, which is the S&P Oil & Gas Exploration & Production Select Industry Index (the "Index"), is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See "Terms of the Notes" below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Capped Value). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately three years
Market Measure:	The S&P Oil & Gas Exploration & Production Select Industry Index (Bloomberg symbol: "SPSIOP"), a price return index.
Starting Value:	The closing level of the Index on the pricing date
Ending Value:	The average of the closing levels of the Index on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-18 of product supplement EQUITY INDICES ARN-1.
Participation Rate:	300%
Capped Value:	[$15.80 to $16.20] per unit of the notes, which represents a return of [58% to 62%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.225 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-11.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:



Is the Ending Value greater than the Starting Value?

Yes — You will receive per unit, *up to a maximum payment not to exceed the Capped Value:*

$$\$10 + \left[\$10 \times \text{Participation Rate} \times \left(\frac{\text{Ending Value} - \text{Starting Value}}{\text{Starting Value}} \right) \right]$$

No — You will receive per unit:

$$\$10 \times \left(\frac{\text{Ending Value}}{\text{Starting Value}} \right)$$

If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

- Product supplement EQUITY INDICES ARN-1 dated April 23, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415024601/v408134_424b2.htm

- Prospectus supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- Prospectus dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

- You accept that your investment will result in a loss, which could be significant, if the Index decreases from the Starting Value to the Ending Value.

- You accept that the return on the notes will be capped.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You believe that the Index will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

- You seek principal repayment or preservation of capital.

- You seek an uncapped return on your investment.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Index.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®
Linked to the S&P Oil & Gas Exploration & Production Select Industry Index, due November , 2018

Enhanced Return

Hypothetical Payout Profile

The below graph is based on **hypothetical** numbers and values.



Accelerated Return Notes®

This graph reflects the returns on the notes based on the Participation Rate of 300% and a Capped Value of $16.00 (the midpoint of the Capped Value range of [$15.80 to $16.20]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and term of your investment.**

The following table is based on a Starting Value of 100, the Participation Rate of 300% and a Capped Value of $16.00 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00[1]	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
105.00	5.00%	$11.50	15.00%
110.00	10.00%	$13.00	30.00%
120.00	20.00%	$16.00[2]	60.00%
130.00	30.00%	$16.00	60.00%
140.00	40.00%	$16.00	60.00%
150.00	50.00%	$16.00	60.00%
160.00	60.00%	$16.00	60.00%
170.00	70.00%	$16.00	60.00%
180.00	80.00%	$16.00	60.00%
190.00	90.00%	$16.00	60.00%
200.00	100.00%	$16.00	60.00%
210.00	110.00%	$16.00	60.00%

   (1)   The **hypothetical** Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Index.

   (2)   The Redemption Amount per unit cannot exceed the **hypothetical** Capped Value.

For recent actual levels of the Index, see "The Index" section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 80.00

$$\$10 \times \left(\frac{80}{100}\right) \qquad = \textbf{\$8.00} \text{ Redemption Amount per unit}$$

Example 2

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 110.00

$$\$10 + \left[\$10 \times 300\% \times \left(\frac{110-100}{100}\right)\right] \qquad = \textbf{\$13.00} \text{ Redemption Amount per unit}$$

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 130.00

$$\$10 + \left[\$10 \times 300\% \times \left(\frac{130-100}{100}\right)\right] \qquad = \textbf{\$19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be \$16.00 per unit}$$

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

- Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

- The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-11 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

- You will have no rights as a security holder, you will have no rights to receive any of the securities represented by the Index and you will not be entitled to dividends or other distributions by the issuers of these securities.

- We and MLPF&S do not control any company included in the Index and are not responsible for any disclosure made by any other company.

- There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-29 of product supplement EQUITY INDICES ARN-1.

Additional Risk Factors

The stocks included in the Index are concentrated in one sector.

All of the stocks included in the Index are issued by companies in the oil and gas exploration and production sector. As a result, the stocks that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks underlying the Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in this sector, including those discussed below. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The stocks of companies in the oil and gas sector are subject to swift price fluctuations.

The issuers of the stocks included in the Index develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the value of the stocks included in the Index and, therefore, the level of the Index and the value of the notes.

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (the "Index sponsor"). The Index sponsor, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section of product supplement EQUITY INDICES ARN-1 on page PS-19 entitled "Description of ARNs - Discontinuance of an Index." None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The Index

The Index is an equally-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P Total Market Index ("S&P TMI"), an index that measures the performance of the U.S. equity market. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the Index is a constituent company within the oil and gas sub-industry portion of the S&P TMI.

To be eligible for inclusion in the Index, companies must be in the S&P TMI, and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition, companies must satisfy one of the two following combined size and liquidity criteria:

1. float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

2. float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the Index. The total number of companies in the Index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Index as of each rebalancing effective date.

Eligibility factors include:

Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the Index at each rebalancing.

Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the Index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Domicile: U.S. companies only.

Takeover Restrictions: At the discretion of the Index sponsor, constituents with shareholder ownership restrictions defined in company organizational documents may be deemed ineligible for inclusion in the Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the Index.

At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the Index will not be deleted unless ongoing conditions warrant a change in the composition of the Index.

Computation of the Index

The Index is equally-weighted, with adjustments to constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology used in all of the Index sponsor's equity indices.

The initial divisor is set to have a base index value of 1,000 on December 17, 1999. The index value is calculated as the index market value divided by the index divisor:

Index Value = Index Market Value / Divisor


In order to maintain index series continuity, the divisor is also adjusted at each rebalancing.

$$(Index\ Value)_{before\ rebalancing} = (Index\ Value)_{after\ rebalancing}$$

Therefore,

$$(Divisor)_{after\ rebalancing} = (Index\ Market\ Value)_{after\ rebalancing} / (Index\ Value)_{before\ rebalancing}$$

At each quarterly rebalancing, the stocks underlying the Index are initially equally-weighted using closing prices as of the second Friday of the last month of the quarter as the reference price. Adjustments are then made to ensure that there are no stocks whose weight in the Index is more than can be traded in a single day for a US$ 500 million portfolio.

The Index sponsor calculates a maximum basket liquidity weight for each stock in the Index using the ratio of its three-month average daily value traded to US$500 million. Each stock's weight in the Index is then compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the Index to the uncapped component stocks. If necessary, a final adjustment is made to ensure that no stock in the Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, the Index sponsor will make no further adjustments. If the Index contains exactly 22 companies as of the rebalancing effective date, the Index will be equally weighted without basket liquidity constraints.

The following graph shows the daily historical performance of the Index in the period from January 1, 2008 through October 27, 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 27, 2015, the closing level of the Index was 5,324.71.

Historical Performance of the Index



This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to ARNs" beginning on page PS-6 and "Use of Proceeds" on page PS-15 of product supplement EQUITY INDICES ARN-1.

Enhanced Return

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Index.

- Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

- Recently finalized Treasury regulations provide that withholding on "dividend equivalent" payments (as discussed in the product supplement and prospectus supplement), if any, will not apply to notes issued before January 1, 2016. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the prospectus supplement) on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-29 of product supplement EQUITY INDICES ARN-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification



MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

"Accelerated Return Notes®" and "ARNs®" are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.